Corporate Organizational Structure



FitchRatings

Corporate Structure



Paul Taylor
President and CEO
Fitch Group

Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors

Fitch Group Operations

Ian Linnell
President
Fitch Ratings

Eileen Fahey
Chief Risk Officer
Fitch Group

Andrew Collyer
Chief Technology Officer

Andy Jackson
Global Head of HR

Bruce Legorburu
General Counsel

Tracey Perini
CFO

Karen Skinner
Chief Operating Officer

Kevin Duignan
Global Analytical Head

Mark Oline
Global Head of
Business & Relationship Mgmt

Andrew Currie
Analytical Business
Applications

Julian Dennison
Global Publishing

Susan Launi
Regulatory Affairs, Policies
and Procedures

Seth Lieberman
Ratings Workflow

Jeff Simon
Global Core Ops
Corporates and FI

Jeremy Carter
Global Group Head

— Corporate Finance

James McCormack
Global Group Head

— Sovereigns

Rui Pereira
Global Group Head

— Structured Finance
— Covered Bonds

Laura Porter
Global Group Head

— U.S. Public Finance
— Global Infrastructure
— International Public Finance

Marjan van der Weijden
Global Group Head

— Banks
— Insurance
— Funds & Asset Management
— Non-Bank Financial Institutions

Ann Flynn
Global Head Public Finance &
Global Infrastructure Group

J. Douglas Murray
Global Head
Structured Finance

Aymeric Poizot
Global Head
Investor Relations

Jose Santos
Global Head
Financial Institutions

Dmitri Surkov
Global Head
Revenue Management

Jill Zelter
Global Head
Corporates & Structured Credit

Carlos Fiorillo
Regional Head
Latin America

Sing Chan Ng and Kwong Li
Regional co-Heads
Asia Pacific

Darryl Osojnak
Head of Policy & Operations
BRM

Fitch Ratings

Richard Hunter
Chief Credit Officer

— Regional and Group Credit Officers
— Evaluating Committee Robustness
— Fitch Wire

Heather Merrigan
Chief Compliance Officer

— Regulatory Compliance
— Personal Conflict Monitoring
— Compliance Infrastructure
— Compliance Testing & Monitoring

Robbie Sargent
Head of Operational Risk

Bart Oosterveld
Chief Criteria Officer

Fitch Group

Ian Rathie
Chief Information Security Officer

Gautam Mitra
Head of Internal Audit

Jana Weissgerber
Data Privacy Manager

Member of the Fitch Ratings
Executive Committee

Fitch Ratings, Inc. Organizational Structure



*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

Fitch Ratings Ltd Organizational Structure



*Not included in Item 3 of Form NRSRO.
^Minority owned by Fitch Ratings Ltd.

#Fitch Ratings Ltd does not own any equity directly in these entities.